SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13G

         Under the Securities Exchange Act of 1934






                 CAPITAL FACTORS HOLDING, INC.
               _________________________________
                       (Name of Issuer)



                 Common Stock, $.01 Par Value
               _________________________________

                (Title of Class of Securities)



                          139905 10 3
               _________________________________
                         (CUSIP Number)







The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                         Page 1 of 5 pages
                       There are no exhibits

                       CUSIP No. 139905 10 3


(1)   Names of Reporting Persons       Capital Bank

      S.S. or I.R.S. Identification Nos.
      of Above Persons                      59-1531185

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)  (a)   [   ]    (b)    [X]

(3)   SEC Use Only ________________________________________

(4)   Citizenship or Place
      of Organization          State of Florida, U.S.A.


  Number of         (5)   Sole Voting Power        10,000,000
Shares Bene-
 ficially           (6)   Shared Voting Power          0
 Owned by
Each Report-        (7)   Sole Dispositive Power   10,000,000
ing Person
   With             (8)   Shared Dispositive Power     0


(9)    Aggregate Amount Beneficially Owned
       by Each Reporting Person                    10,000,000

(10)   Check if the Aggregate Amount in Row
       (9) Excludes Certain Shares [   ]

(11)   Percent of Class Represented by
       Amount in Row (9)                            81.3 % (1)

(12)   Type of Reporting Person                      HC, BC


___________________

(1) Calculated on the basis of 12,300,000 shares of Common Stock outstanding on February 3, 1997.







                        Page 2 of 5 pages
                      There are no exhibits

Item 1(a).    Name of Issuer:

              CAPITAL FACTORS HOLDING, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1799 West Oakland Park Boulevard
              Fort Lauderdale, Florida 33311

Item 2(a).    Name of Person Filing:

              Capital Bank

Item 2(b).    Address of Principal Business Office:

              1221 Brickell Avenue, 12th Floor
              Miami, Florida 33131

Item 2(c).    Citizenship:

              State of Florida, U.S.A.

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 Par Value

Item 2(e).    CUSIP Number:

              139905 10 3

Item 3.       If this statement is filed pursuant to Rules
              13d-1(b), or 13d-2(b), identify the status of the person filing.

              Not applicable.

Item 4.       Ownership.

    (a)       Amount Beneficially Owned:        10,000,000 shares

    (b)       Percent of Class:                   81.3% (1)


____________________
(1) Calculated on the basis of 12,300,000 shares of Common Stock outstanding on February 3, 1997.




                           Page 3 of 5 pages
                          There are no exhibits

    (c)       Number of shares as to which such
              person has:

        (i)  sole power to vote or to              10,000,000
             direct the vote

        (ii) shared power to vote or to                  0
             direct the vote

       (iii) sole power to dispose or to          10,000,000
             direct the disposition of

        (iv) shared power to dispose or to               0
             direct the disposition of

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
            [   ].

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.



                           Page 4 of 5 pages
                         There are no exhibits

                           SIGNATURE




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






February 3, 1997                         CAPITAL BANK

                             By:    /s/ Daniel M. Holtz
                                    -----------------------
                                    Daniel M. Holtz, Chairman of
                                    the Board, Chief Executive
                                    Officer and President















                           Page 5 of 5 pages
                         There are no exhibits